Wearable devices ltd.

2 Ha-Ta’asiya Street

Yokne’am Illit, 2069803 Israel

July 19, 2022

Via EDGAR

Patrick Faller

Mitchell Austin

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:	Wearable Devices Ltd. (the “Company,” “we,” “our” and similar terminology)

Amendment No. 8 to Registration Statement on Form F-1

Filed June 27, 2022

File No. 333-262838

Dear Sirs:

The purpose of this letter is to respond to the comment letter of July 11, 2022, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-mentioned Amendment No. 8 to the registration statement on Form F-1. For your convenience, your original comments appear in bold text, followed by our response. We are concurrently submitting Amendment No. 9 to Form F-1 (“Amendment No. 9”).

Page references in our responses are to Amendment No. 9.

Amendment No. 8 to Registration Statement on Form F-1 filed June 27, 2022

Use of Proceeds, page 39

1.	We note your disclosure on page 89 that you obtained a written consent from your shareholder Alpha Capital Anstalt to proceed as “Qualified IPO” in June 2022 in exchange for a cash payment of $300,000 to this shareholder to be paid from the proceeds of your offering. Please revise your use of proceeds disclosure accordingly, including in your prospectus summary.

Response: We have revised our disclosure on pages 7 and 39 in response to the Staff’s comment.

Beneficial Ownership of Principal Shareholders and Management, page 88

2.	We note that Alpha Capital Anstalt purchased an aggregate 1,343,375 shares (and up to an additional 671,688 shares upon exercise of its warrants) pursuant to your share purchase agreement with Alpha Capital Anstalt dated April 22, 2021, and attached as Exhibit 10.3. Please advise whether Alpha Capital Anstalt should be listed as a beneficial owner of more than 5% of your voting securities.

Response: We respectfully acknowledge the Staff’s comment. We note that Alpha Capital Anstalt (“Alpha”) is currently a beneficial owner of 444,091 Ordinary Shares, (not 1,343,375 shares, which is the total number of shares all investors purchased in the April 2021 financing) consisting of outstanding Ordinary Shares and which currently constitutes 4.0% of our voting securities. Alpha’s warrants are only exercisable upon the earlier of: (i) eighteen (18) months from an initial public offering of our Ordinary Shares, registered pursuant to an effective registration statement under the Securities Act, or the securities laws of another jurisdiction as determined by our board of directors, raising a gross amount of at least $10,000,000 and resulting in the listing of our Ordinary Shares on a trading market (which shall not include any market operated by OTC Markets, Inc.) (the “Qualified IPO”); (ii) a change of control event, such as sale of all or substantially all of our assets or the majority of shares, merger, consolidation or other business combination of us into another company or sale, lease, transfer, or exclusive license or disposition of all or substantially all of our intellectual property, or (iii) three (3) years from April 22, 2021. Therefore, as of the date of this letter, Alpha’s warrants are not exercisable within the next 60 days and, accordingly, the Ordinary Shares underlying such warrants are not currently beneficially owned by Alpha pursuant to Rule 13d-3 under the Securities Exchange Act of 1934. Therefore, Alpha is not currently a beneficial owner of more than 5% of your voting securities.

Patrick Faller and Mitchel Austin

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 19, 2022

Related Party Transactions

Share Purchase Agreement with Alpha, page 89

3.	Please file a copy of the written consent you received from Alpha Capital Anstalt in June 2022 as an exhibit to your registration statement. Advise if the cash payment of $300,000 to obtain the written consent was contemplated by your shareholder purchase agreement with Alpha Capital Anstalt filed as Exhibit 10.3.

Response: We have filed the consent of Alpha as exhibit number 10.7 to Amendment No. 9. The cash payment of $300,000 was not contemplated by the share purchase agreement with Alpha and was a result of a negotiation between us and Alpha.

Lock-up Agreements, page 98

4.	We note your disclosure on page 98 that “In exchange for Alpha’s consent to this offering, we agreed to shorten Alpha’s lock-up period to 120 days after the consummation of this offering. After a consultation with Aegis Capital Corp., we decided to shorten the lock-up period to 120 days for the rest of the shareholders from the April 2021 financing.” Please advise if there is an amendment to Exhibit 10.3 to shorten the lock-up period with Alpha (or a new or amended lock-up agreement with Alpha) and file a copy as an exhibit to your registration statement. Further clarify your reference to the “April 2021 financing.” Advise if the “rest of the shareholders” you refer to were party to a single or separate financing agreement(s). Disclose the date and material terms of any such agreement(s). Clarify whether you entered into amendments to the lock-up agreements with each shareholder or advise how the time period was shortened.

Response: We respectfully advise the Staff that the decision to shorten Alpha’s lock-up period to 120 days was a result of negotiation between us and Alpha. Alpha’s shortened lock-up period is reflected in Alpha’s consent, which we have filed as exhibit number 10.7 to Amendment 9. We revised our disclosure on page 89 to clarify our reference to the April 2021 financing. The shortened lock-up with Alpha was a result of a negotiation between us and Alpha, as evidenced in the consent of Alpha, filed as exhibit number 10.7 to Amendment No. 9. Finally, we have revised our disclosure on page 98 to remove the disclosure “After a consultation with Aegis Capital Corp., we decided to shorten the lock up period to 120 days for the rest of the shareholders from the April 2021 financing” since after further discussion, we agreed not to shorten the lock-up period for such shareholders.

5.	Revise your description of the Lock-up Agreements for your offering to include any exceptions thereto, including any “Exempt Issuance” as provided for in your revised underwriting agreement filed as Exhibit 1.1.

Response: We have revised our disclosure on page 98 in response to the Staff’s comment.

Patrick Faller and Mitchel Austin

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

July 19, 2022

Expenses, page 112

6.	We note your disclosure that the cash payment to Alpha Capital Anstalt will “be paid from our proceeds of this offering.” Please advise how you determined the “Payment to Alpha” is an offering expense.

Response: We have revised our disclosure on page 112 to remove the cash payment to Alpha from the table of the offering expenses.

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If you have any questions or require additional information, please call our attorney Howard Berkenblit at (617) 338-2979 or Oded Har-Even at (212) 660-5002, each of Sullivan & Worcester LLP.

Sincerely,

WEARABLE DEVICES LTD.

By:	/s/ Asher Dahan
Chief Executive Officer